

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 8, 2006

Mr. Christopher G. Webster
Chief Financial Officer
Pengrowth Energy Trust
Suite 2900
240 – 4th Avenue S.W.
Calgary, Alberta Canada T2P 4H4

> **Re:**   **Pengrowth Energy Trust**
> **Form 40-F for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-13253**

Dear Mr. Webster:

We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended December 31, 2005

Auditor's Report, page 82

1.   Please amend your filing to include the name of your independent auditor.

Financial Statements

Note 2 – Significant Accounting Policies

Property, Plant and Equipment, page 87

2.   Please explain to us why you believe that it is appropriate to capitalize general
       and administrative costs to the extent they are directly related to a successful
       acquisition. In your response, please cite the specific accounting literature upon
       which you rely for both Canadian and U.S. GAAP purposes.

Injectant Costs, page 88

3.   We note your disclosure here as well as on page 63 of your 2005 Annual Report,
       where you describe that you amortize the cost of injectants purchased from third
       parties over a 24 to 30 month period. Please explain to us how you determined
       this to be the appropriate accounting treatment, including why you believe that (1)
       expensing the cost as incurred; (2) recognizing the expense concurrent with
       related revenue, if that can be identified; or (3) capitalizing the cost to the full
       cost pool and amortizing it on the basis of units produced would not be a more
       appropriate accounting method.

       In your response, please provide a comprehensive discussion that includes, among
       other things necessary to sufficiently explain your operations, answers to the
       following questions:

   i.   Please explain more specifically the type of injectants you are purchasing.
         For example, is it methane or CO2? Please provide a breakdown of the
         amounts of each type of injectant purchased in 2005 and 2004. Include the
         unit price. Describe the project's recovery mechanism, e.g. miscible or
         immiscible gas flood/injection, pressure maintenance, or gas recycling.
         Address when injection will cease and injected gas sales will begin, if
         applicable.

   ii.   Tell us whether there is a spot market for these injectants in the area where
         the gas is being injected.

   iii. Tell us whether these injectants or a portion of them are included in your
         proved reserves.

iv.   Please clarify whether this is all gas-injection gas, or whether some or all of it is gas-lift gas.

v.   Please explain to us how you originally determined the appropriate amortization period to be 30 months, and what changes occurred that caused you to revise your estimate to 24 months.

Asset Retirement Obligations, page 88

4.   We note your discussion on page 37 of your Annual Information Form, where you indicate that downhole abandonment costs are included in your expert's estimate of future net revenues, but that other abandonment and reclamation costs are not included. It appears to us, therefore, that these excluded costs are not considered in the calculation of your proved reserves and in the supplemental disclosures provided in accordance with SFAS 69. Please explain to us if this is correct and, if so, why you believe excluding these costs is appropriate.

Note 10 – Trust Units

5.   In a telephone discussion with you on March 16, 2006, you indicated to us that you are current analyzing the benefits and appropriateness of utilizing a binomial lattice model, rather than a modified Black-Scholes option pricing model, to measure the fair value of trust units awarded under your unit-based compensation plan(s). We requested that you also analyze whether compensation awards should be recorded as liabilities for U.S. GAAP pursuant to paragraph 32 of SFAS 123(R) due to the redemption feature of your trust units. Please provide your analysis to us regarding these issues when it has been completed.

Certifications

6.   Please revise your certifications filed to comply with Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934 so that they comply strictly with the language included in the instructions to Form 40-F. The introductory line should include neither the title of the certifying officer nor the name of the issuer. Please include the word "annual" before the word "report" only where specified in the instructions. Please use the word "issuer" rather than "registrant." Finally, your paragraph 4(b) should include the words "based on such evaluation; and" at the end of the paragraph.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

                                     Sincerely,

                                     April Sifford
                                     Branch Chief

cc: Sandy Eisen